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                               Humana Inc.
                               Exhibit 12
                    Ratio of Earnings to Fixed Charges
      For the quarters and nine months ended September 30, 1997 and 1996
                               Unaudited
                          (Dollars in millions)


                                   Quarter Ended       Nine months Ended
                                   September 30,          September 30,

                                   1997      1996        1997     1996


Earnings:
  Income (loss) before
    income taxes                $    69    $   48      $  194   $  (17)
  Fixed charges                       5         4          14       15

                                $    74    $   52      $  208   $   (2)


Fixed charges:
  Interest charged to expense   $     3    $    2      $    7   $   10
  One-third of rent expense           2         2           6        5

                                $     5    $    4      $   13   $   15



Ratio of earnings to
  fixed charges                    14.1      11.9        15.2       (a)




For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense.

(a) Exclusive of the special charges of $200 million before income taxes, the Ratio for the nine months ended September 30, 1996 would have been 12.8.

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